December 7, 2012

VIA EDGAR

Kristin Lochhead

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exide Technologies

Form 10-K for the fiscal year ended March 31, 2012

Form 10-Q for the quarterly periods ended June 30, 2012

File No. 1-11263

Dear Ms. Lochhead:

As discussed via telephone with the Staff, we are requesting an extension of the time to respond to the Staff’s communication sent to Phillip A. Damaska, the Company’s Chief Financial Officer, on December 3, 2012 relating to the above referenced filings. We would like to request an extension until Friday, December 21, 2012 to complete and submit our response.

Please let me know if this timing is acceptable. If you have any questions, please feel free to call me at (678) 566-9048.

Sincerely,

/s/ Brad S. Kalter
Brad S. Kalter Vice President, Deputy General Counsel and Corporate Secretary

cc:	Phillip A. Damaska, EVP and

Chief Financial Officer